Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(In Temporary Liquidation)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. (In Temporary Liquidation) (the "Company") will be held on Sunday, June 28, 2015 at 4:00 p.m. (Israel time), at the offices of the temporary liquidator of the Company, Adv. Lior Dagan, 1 Azrielli Center (Round Building, 35th Floor), Tel Aviv, Israel, for the following purpose:

Approval of a proposed arrangement under Section 350 of the Israeli Companies Law among the Company and its creditors and related matters.

Shareholders of record at the close of business on June 17, 2015 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of proxy card filed by the Company on Form 6-K with the Securities and Exchange Commission and return it promptly to the office at the address above so that it is received by us at least three hours before the time set for the Meeting. Forms of proxy may be faxed to the attention of Adv. Sivan Lev at the office of the temporary liquidator of the Company at +972-3-607-0830.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares on behalf of the record holder as well as a statement from such record holder that it did not vote such shares, in which case the legal proxy and such statement from the record holder must be delivered or faxed to the Company together with your proxy card.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to the office at the address above a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Company's ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of written ballot filed by the Company with the Israel Securities Authority. Written ballots, together with confirmations of ownership, may be faxed to the attention of Adv. Sivan Lev at the office of the temporary liquidator of the Company at +972-3-607-0830.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

Lior Dagan, Adv. Temporary Liquidator
Dated: June 17, 2015

ORCKIT COMMUNICATIONS LTD.
(In Temporary Liquidation)

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value ("Ordinary Shares"), of Orckit Communications Ltd. (In Temporary Liquidation)(the "Company") in connection with the solicitation by the temporary liquidator of the Company, Adv. Lior Dagan (the "Temporary Liquidator"), for use at the Company's Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Sunday, June 28, 2015 at 4:00 p.m. (Israel time), at the offices of the Temporary Liquidator, 1 Azrielli Center (Round Building, 35th Floor), Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

Approval of a proposed arrangement under Section 350 of the Israeli Companies Law among the Company and its creditors and related matters.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than three hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Temporary Liquidator. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares or to obtain the bank's or broker's proxy to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

Proxies for use at the Meeting are being solicited by the Temporary Liquidator of the Company.  Only shareholders of record at the close of business on June 17, 2015 will be entitled to vote at the Meeting.  In accordance with the ruling of the Tel Aviv District Court, proxy statements describing the proposal on the agenda and proxy cards will not be mailed to shareholders registered through the Company's U.S. transfer agent (including "street name" shares held via DTC members). Instead, the Company has filed a form of this proxy statement and a form of proxy card with the SEC on Form 6-K, which are available to the public at the SEC's EDGAR website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Each shareholder who wants to vote and is unable to attend the meeting in person is required to print, complete, date and sign the proxy card and deliver it to the Temporary Liquidator at the office above or by faxing it to Adv. Sivan Lev at the office of the Temporary Liquidator at +972-3-607-0830. Such shareholders who hold ordinary shares in "street name" should contact their broker and receive an authorization to vote the shares on behalf of the broker, and return such authorization along with their proxy card to the Company as described above.

As of June 16, 2015, 31,095,335 Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting, or as otherwise determined by the Court.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Approval of Arrangement among the Company and its creditors and related matters

At the Meeting, the shareholders will be asked to approve an arrangement (the "Arrangement") among the Company and its creditors and related matters under Section 350 of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law").

If there are important updates about the approval process of the Arrangement or if there are material modifications made to the terms and conditions of the Arrangement prior to the Meeting, we will inform you by filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

Background

On June 29, 2014, at the request of creditors of the Company, the District Court of Tel Aviv (the "Court") issued an order of Temporary Liquidation in respect of the Company.  The Court appointed Adv. Lior Dagan as the temporary liquidator of the Company.  The temporary liquidator has taken steps, among other things, to generate revenues from the telecommunications products and services of the Company's wholly-owned subsidiary, Orckit-Corrigent Ltd. (the "Subsidiary"), to collect accounts receivable and to sell assets of the Company, in an effort to maximize the repayment of the Company's obligations to its creditors.

Aggregate debt claims in excess of NIS 125 million have been filed with the Temporary Liquidator by creditors of the Company.  Based on the Temporary Liquidator's current estimates, the sources of funds at the disposal of the Company and the Subsidiary may not be sufficient to repay the creditors in full.  Since creditors have priority over shareholders, there can be no expectation by current shareholders of the Company to receive distributions in respect of their shares.

Sale of Public Shell by way of Private Placement

In the context of the foregoing efforts, the Temporary Liquidator has received an offer from Gali Lieberman and Adv. Victor Teshuva (the "Investors") to acquire the Company as a public shell company listed on the TASE. As proposed, the Company would issue to the Investors ordinary shares constituting 99.99% of the Company's outstanding share capital, after given effect to such issuance (the "Private Placement"), for a price of NIS 500,000 (approximately $130,000) plus 10% of the Investors' gains arising, directly or indirectly, from the sale of the Company's shares and/or any other transaction. As a condition precedent to the Private Placement, the Company is required to effect the Arrangement by no later than July 1, 2015, including without limitation, the transfer of  all the assets, rights and liabilities that the Company owns as of the closing of the Arragments to the control of the Temporary Liquidator, a reverse share split at a ratio of 1-for-225,000, an increase in the Company's authorized share capital to 100 billion ordinary shares, and the termination of the Company's reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, and the SEC regulations promulgated thereunder. Immediately following the closing of the Private Placement, the Investors would own 1,495,315 ordinary shares, constituting 99.99% of the Company's outstanding share capital, and the Company's current shareholders would own approximately 150 ordinary shares, constituting 0.01% of the Company's share capital. The Investors are entitled, in their sole discretion, to defer the closing until July 15, 2015.  The Investors are entitled to decide not to close the Private Placement, in consideration of a break-up fee of NIS 250,000 (approximately $65,000).

The Arrangement

Treatment of Assets, Rights and Liabilities

The Arrangement provides for the transfer of all the assets, rights and liabilities of the Company to an entity or account under the control of the Temporary Liquidator, including all of the Company's rights in the patents, patent applications and related intellectual property, agreements of all types, cash and/or revenues and/or accounts receivables and/or any other rights owned by the Company prior to the closing of the Arrangment; any and all existing and/or future legal rights and claims against officers and/or directors of the Company and/or its subsidiaries, shareholders and/or other third parties (including insurance companies) and pending and threatened lawsuits, either as plaintiff, defendant or third party, to the extent the grounds of which arose prior to the closing of the Arrangement; and the shares in the Subsidiary, and some of the accumulated losses of the Company (up to NIS 150 million or approximately $39 million).  All liens on any assets of the Company that are registered with the Israeli authorities will be canceled.

In addition, all outstanding options, warrants and notes of the Company will be canceled, but the Temporary Liquidator will maintain a list of note holders for the purpose of distributing funds to the creditors of the Company. All claims and lawsuits against the Company itself based on grounds arising prior to the approval of the Arrangement will be converted solely into creditor claims under the terms of the Arrangement. Such claims and lawsuits will have no force in respect of the Company after the approval of the Arrangement.

Reverse Share Split, Forfeiture of U.S.-based Shares and Increase in Share Capital

The Arrangement provides for a reverse share split at a ratio of 1-for-225,000 and an increase in the Company's authorized share capital from 170 million ordinary shares, no par value, to 100 billion ordinary shares, no par value.  Accordingly, upon the closing of the Arrangement, Article 4 of the Articles of Association of the Company and Section 4(a) of the Company’s Memorandum of Association, would be amended to read as follows: "The share capital of the Company is 100,000,000,000 Ordinary Shares of no nominal value."

The fractional shares resulting from the reverse split of Ordinary Shares registered with our U.S. transfer agent (including "street name" shares held via the Depository Trust Company) will be forteited and transferred to the account of the Temporary Liquidator.

Termination of U.S. Reporting and Trading

The Arrangement provides that the Company will terminate its Company's reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, and the SEC regulations promulgated thereunder.  In addition, the Company expects that its shares, which are currently traded "over the counter" in the United States, will no longer be traded in the United States.  Instead, the Company expects that its shares will be listed only on the TASE, where they are currently listed on the maintenance list thereof.

Effect on Liquidation

Following the closing of the Arrangement, the Company will no longer be in temporary liquidation. Instead, the Temporary Liquidator will be appointed by the Court as the Arrangement Trustee, or a position carrying a similar title, and to continue taking steps to generate revenues, collect accounts receivable, sell assets and enforce legal rights for the benefit of the creditors. The Arrangement contains a waiver of claims against the Temporary Liquidator and the Company itself for any actions taken, directly or indirectly, in connection with the Company or the Arrangement, provided such actions were in compliance with applicable law.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions:

•	the requisite approvals of the Arrangement by the Company's creditors;

•	the requisite approval of the Company's shareholders, or an order of the Court stating that the approval of the shareholders is not required;

•	the closing of the Private Placement, including the approval of the TASE of the issuance of the Ordinary Shares to the Investors; and

•	the final approval of the Court.

Section 350 of the Israeli Companies Law

Section 350 of the Companies Law ("Section 350") addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors' meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement.

Obtaining the court's sanction of an arrangement generally involves two applications to the court. As part of the first application to the court, a company applies for permission to convene meetings of its relevant stakeholders. This first application includes a description of the proposed arrangement. The Temporary Liquidator filed this application with the Court with respect to the Arrangement on June 10, 2015 and received approval of this application later that day. The creditors’ meeting is currently scheduled to be held on June 28, 2015, prior to the Meeting.

The second application to the court will be made as soon as practicable following the meetings at which an arrangement is approved in order to obtain court sanction of the arrangement.

Where You Can Find More Information and Incorporation by Reference

If there are important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

You can read and copy any materials the Company files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, Room 1580.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.  The SEC also maintains a website that contains information the Company files electronically with the SEC, which you can access over the Internet at www.sec.gov.  The Company is an Israeli company and is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  As a result, the Company's proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act.

The Company also files reports in Hebrew with the ISA through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Required Approval

Pursuant to Section 350 of the Companies Law, the affirmative vote of a majority by number of the shareholders voting their shares in person or by proxy and holding at least 75% of the Ordinary Shares voting on the Arrangement, is required for the approval thereof.

The Arrangement is also subject to approval of the Company's creditors and other conditions listed above under "The Arrangement—Conditions Precedent". If the Arrangement is approved by the creditors but not by the shareholders, the Temporary Liquidator will request that the Court approve the Arrangement notwithstanding the failure to secure approval by the shareholders, in light of the Company's financial condition and the priority of creditors over shareholders under the principles of corporate law.

We may be required to separately count the votes of shareholders that have personal interests in the Arrangement (other than from being shareholders of the Company), such as shareholders that are also creditors. Therefore, shareholders are required to indicate whether or not they have a personal interest. Shareholders who vote via proxy should do so on the proxy card. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of written ballot that the Company has filed on MAGNA.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Arrangement and the transactions contemplated thereby, all as set forth in the Company’s Proxy Statement, as may be modified prior to the final approval of the Court."

Lior Dagan, Adv. Temporary Liquidator

Dated:  June 17, 2015